                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   1  )*


                        Comdata Holdings Corporation
        ------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock $.01 par value
        ------------------------------------------------------------
                       (Title of Class of Securities)


                                 200321 20 6
        ------------------------------------------------------------
                               (CUSIP Number)


                     Scott D. Sullivan, WorldCom, Inc.,
                515 East Amite Street, Jackson, MS 39201-2702
        ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                             September 28, 1995
        ------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)
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                                 SCHEDULE 13D

CUSIP NO. 200321 20 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      WorldCom, Inc./58-1521612
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



      Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,052,918
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,052,918
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,052,918
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



      6.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*



      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                        AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 supplements the Schedule 13D filed June 26, 1995 in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 1,052,918 shares of Common Stock beneficially owned by WorldCom, Inc. (including 174,188 shares issuable upon conversion of Series C Preferred Stock) or 6.2% of that class, based on 16,687,529 shares of Common Stock reported by the Issuer as outstanding as of June 30, 1995.

         (b) Number of shares as to which such person has:
                 (i) sole voting power: 1,052,918
                 (ii) shared voting power:  -0-
                 (iii) sole dispositive power: 1,052,918
                 (iv) shared dispositive power:  -0-

         (c) Transactions in the class during past 60 days:

                 On September 19, 1995, WorldCom, Inc. sold 50,000 shares of Common Stock at a price of $25.00 per share in an open market transaction.

                 On September 28, 1995, WorldCom, Inc. sold 200,000 shares of common stock at a price of $23.875 per share in an open market transaction.

                 On June 29, 1995 and September 29, 1995, WorldCom, Inc. accrued dividends on Series C preferred stock of 304 and 313 Series C shares, respectively. As of September 29, 1995, the liquidation value of the Series C shares held by WorldCom, Inc. was $1,045,127.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 6, 1995
                                        --------------------------------------
                                        (Date)


                                        /s/ Scott D. Sullivan
                                        --------------------------------------
                                        (Signature)


                                        Scott D. Sullivan
                                        --------------------------------------
                                        Chief Financial Officer